__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 19 February 2004

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

19 February 2004

BHP Billiton Limited - Australian GAAP Interim Report and Appendix 4D

Please find attached the Interim Report for BHP Billiton Limited for the half year ended 31 December 2003, prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP), which includes disclosures to satisfy Appendix 4D requirements.

Karen Wood
Company Secretary

BHP Billiton Limited

Interim Report

For The Half Year Ended 31 December 2003

Prepared in Accordance with Australian Generally

Accepted Accounting Principles (GAAP)

BHP Billiton Limited

Australian Business Number 49 004 028 077

Registered Office:

BHP Billiton Centre

Level 27

180 Lonsdale Street Melbourne Victoria 3000 Australia

CONTENTS

DIRECTORS' REPORT	Page
Review of operations 3 Board of Directors 9 Rounding of amounts 9
INTERIM FINANCIAL STATEMENTS Statement of Financial Performance 11 Statement of Financial Position 12 Statement of Cash Flows 13 Notes to Financial Statements 14
DIRECTORS' DECLARATION	24
INDEPENDENT REVIEW REPORT TO THE MEMBERS OF BHP BILLITON LIMITED	25

Notes to financial statements
1.	Basis of preparation of interim financial statements	14
2.	Significant items	16
3.	Discontinued operations	17
4.	Segment results	18
5.	Dividends	19
6.	Investments accounted for using the equity method	19
7.	Contributed equity and called up share capital	20
8.	Notes to the Statement of Cash Flows	21
9.	Contingent liabilities and contingent assets	22
10.	Significant events after end of half year	22
11.	Statement of Financial Position - Australian dollars	23

All amounts are expressed in US dollars unless otherwise stated.

DIRECTORS' REPORT

The Directors present their report together with the interim financial statements for the half year ended 31 December 2003 and the auditor's review report thereon.

REVIEW OF OPERATIONS

The significant growth in the Group's operating and financial performance for the half year ended 31 December 2003 reflects the consistent execution of its business strategy over the last several years. The Group has focussed on: 1) maximising the performance of its operating assets; 2) identifying opportunities to save cost through the sharing of best practices, including benefiting from its economies of scale, and; 3) utilising its stable cash flow to reinvest in its substantial number of growth projects.

Our strong operating performance is reflected in a number of production records being set during the half year. Western Australian iron ore production of 44.9 million tonnes (100 per cent terms) and despatches of 44.0 million tonnes (100 per cent terms) were both records, driven by strong demand in all Asian markets, particularly China. Aluminium production was a record at 590,000 tonnes, following the early commissioning of the Mozal 2 expansion in Mozambique and the Hillside 3 expansion in South Africa. The benefits of operating excellence initiatives have also contributed to half yearly production records being set for nickel, alumina and diamonds.

Building on the merger benefits and cost savings generated to 30 June 2003, additional savings of US$60 million achieved during the current half year brings total savings to US$655 million since the merger. The Group is confident of achieving its previously announced target of US$770 million by 30 June 2005.

Progress continued with our pipeline of projects with first gas production at the Ohanet wet gas development in Algeria, first metal being cast at the Hillside aluminium smelter expansion in South Africa, full production achieved at the Mozal 2 aluminium smelter expansion project in Mozambique and the first iron ore shipment from Mining Area C in Western Australia, through the newly expanded port facilities. Each of these projects was completed on or under budget, and on or ahead of schedule. The Group currently has nine major growth projects in development.

This performance has enabled the Group to continue its progressive dividend policy with a 14.3% increase in the first half dividend compared with last year, while continuing to progress our pipeline of value accretive growth projects.

Financial Results

Net profit attributable to the members of the BHP Billiton Group was US$1,392 million, 56.2% higher than the corresponding period of US$891 million. BHP Billiton operates under a US dollar functional currency based on the fact that the vast majority of our revenue is US dollar denominated. One major profit impact of operating as a US dollar functional currency company is the translation of non US dollar denominated net monetary liabilities at balance date, with the movement from the corresponding period taken directly to the statement of financial performance in the current period. These are non-cash restatements and reduced net profit by approximately US$230 million compared with the corresponding period.

Basic earnings per share was 22.4 US cents compared to 14.4 US cents for the half year ended 31 December 2002.

Operating revenue rose by 41% to US$9,947 million, mainly due to higher sales volumes of copper, metallurgical coal, diamonds, iron ore and aluminium and higher prices for copper, nickel, aluminium, petroleum products, chrome, energy coal, iron ore, hot briquetted iron, diamonds and manganese as well as increased sales of third party products.

Profit from ordinary activities before taxation was US$1,899 million compared with US$1,325 million in the corresponding period, an increase of 43.3%. This increase was due to a number of factors including:

  Higher sales volumes of copper, metallurgical coal, diamonds, iron ore and aluminium. This was partly offset by lower sales volumes of petroleum products and titanium feedstock products, resulting in a positive net volume impact on profit before tax of approximately US$45 million.

  Higher prices for all major commodities increased profit before tax by approximately US$1,005 million.

  Favourable operating cost performance increased profit before tax by approximately US$65 million compared with the corresponding period.

  Increases in price-linked expenses decreased profit before tax by approximately US$85 million, mainly due to higher nickel ore supply costs to the QNI Yabulu refinery (Australia), increased taxes for petroleum products and increased expenses linked to higher LME prices.

  Inflationary pressures, principally in Australia and South Africa, increased expenses from ordinary activities by approximately US$90 million.

  New and acquired operations increased profit before tax by approximately US$10 million due to the commencement of commercial production from the Ohanet wet gas development in Algeria from October 2003.

  The corresponding period included profit before tax of US$15 million from the Alumbrera mine (Argentina), which was divested effective April 2003.

  Settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, the Group has recorded a gain of US$66 million (US$48 million after tax). This has been reported as a significant item.

  Profit from the sale of non-current assets included the sale of a non-core royalty interest of US$37 million in the current period.

  Movements in exchange rates had an unfavourable impact on profit before tax of US$485 million, primarily due to the effects of stronger A$/US$ and rand/US$ exchange rates on operating costs and the conversion of rand and A$ denominated net monetary liabilities at balance date. This was partly offset by gains on legacy A$/US$ currency hedging of approximately US$30 million in the current period, a favourable impact of approximately US$125 million when compared to losses of approximately US$95 million in the corresponding period. Exchange losses on net debt were US$89 million compared to net losses of US$58 million in the corresponding period.

  Exploration expense was up by approximately US$30 million. Gross exploration spending was US$193 million, comprising petroleum exploration of US$153 million and minerals exploration of US$40 million, compared with US$130 million in the corresponding period. The capitalisation rate for petroleum exploration was 49.7% in the current half year, compared to 47.4% in the corresponding period.

  Borrowing costs including capitalised interest but excluding foreign exchange on debt and discounting on provisions, increased to US$207 million from US$195 million in the corresponding period, principally driven by costs associated with restructuring the Group's debt portfolio, partially offset by lower average debt levels.

Income tax expense attributable to ordinary activities was US$489 million, representing an effective rate of 25.7%. During the current half year BHP Billiton has elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has resulted in the restatement of deferred tax balances and the recording of a tax benefit of US$207 million. This has been disclosed as a significant item in the half year ended 31 December 2003. Other positive impacts on the effective tax rate include investment incentives and development entitlements which have been able to be recognised during the current half year.

Segment Results

Petroleum

Petroleum contributed profit before tax of US$668 million, up from US$660 million, an increase of 1.2% compared with the corresponding period.

The increase in profit before tax was mainly attributable to the settlement of the Dalmine litigation as described above, as well as stronger product prices (net of price linked costs), higher gas volumes and new production from Ohanet (Algeria) and Boris (US). Offsetting these factors were lower liquids production, appreciation of the A$/US$ exchange rate, higher exploration expenditure and losses on the sale of third party product.

Overall, production of petroleum products on a barrel of oil equivalent basis declined by 1% from 63.1 million barrels to 62.4 million barrels in the current half year, with oil and condensate production declining by 13% from 34.9 million barrels to 30.4 million barrels. Lower oil production was due to expected natural field decline at Laminaria (Australia), Bass Strait (Australia) and Griffin (Australia). Offsetting this was higher production from Liverpool Bay (UK), the commissioning of Boris North (US) in September 2003, Boris South (US) in February 2003 and the commissioning of Ohanet in October 2003. Natural gas production increased due to the successful commissioning of the Zamzama (Pakistan) Phase 1 project in July 2003, together with increased production from Liverpool Bay.

The conversion of A$ denominated net monetary liabilities, mainly resource rent tax, had an unfavourable impact on profit before tax of US$40 million compared with the corresponding period. For the period, gross exploration expenditure was US$153 million which was US$58 million higher than the corresponding period. The increased spending resulted in a higher level of exploration charged to profit (US$77 million in the current period compared to US$50 million in the corresponding period) despite an improved capitalisation rate of approximately 50%. This increase in spending was mainly due to increased activity in the Gulf of Mexico and Trinidad and Tobago, following successful drilling results.

The increase in profit before tax was also partly attributable to higher average realised prices. The average realised oil price was US$29.40 per barrel compared to US$27.19 per barrel in the corresponding period. The average realised natural gas price was US$2.37 per thousand standard cubic feet compared to US$1.98 per thousand standard cubic feet in the corresponding period.

Aluminium

Aluminium contributed profit before tax of US$301 million, up from US$260 million, an increase of 15.8% compared with the corresponding period.

The increase in profit before tax was mainly attributable to higher realised aluminium prices due to the average aluminium LME price increasing to US$1,474 per tonne in the current period, compared to US$1,332 per tonne in the corresponding period, together with higher realised alumina prices. Higher sales volumes from Mozal 2 (Mozambique) and Hillside 3 (South Africa) following full commissioning in August 2003 and December 2003 respectively, also had a favourable impact on profit.

These factors were partially offset by higher LME price-linked costs, the unfavourable impact of strengthening A$/US$ and rand/US$ average exchange rates on operating costs, and increased transportation costs. The commissioning of Mozal 2 and Hillside 3 has also led to higher in-process stocks and finished goods.

Base Metals

Base Metals contributed profit before tax of US$312 million, up from US$62 million, an increase of US$250 million compared with the corresponding period.

The increase in profit before tax was mainly attributable to the higher average realised copper price of US$0.96 per pound for the half year ended 31 December 2003, compared to US$0.68 per pound in the corresponding period. Higher prices for silver, lead and zinc also had a favourable impact on profit before tax. Copper production was 8% higher in the current period mainly due to increased production from the commissioning of the Phase IV expansion project at Escondida (Chile) in October 2002, and the resumption of sulphide mining operations at Tintaya (Peru) in August 2003.

These factors were partially offset by higher production costs at Antamina (Peru) due to access to ore being restricted to the flanks of the deposit, and at Escondida due to higher depreciation charges associated with the Phase IV expansion project. The stronger A$/US$ and Chilean peso/US$ average exchange rates also had an unfavourable impact on profit before tax. The corresponding period includes the results of the Alumbrera mine, which was sold effective April 2003.

Carbon Steel Materials

Carbon Steel Materials contributed profit before tax of US$491 million, in line with the US$499 million in the corresponding period.

Profit before tax was unfavourably impacted by the stronger A$/US$ and rand/US$ average exchange rates on operating costs compared with the corresponding period, as well as unfavourable inflationary pressure on Australian and South African operations.

These factors were largely offset by higher iron ore prices following contract settlements announced in May 2003 and stronger prices for hot briquetted iron. Higher production at the Western Australian iron ore operations and the Queensland Coal operations led to improved cost performance. Increased shipments at Queensland Coal and record shipments of iron ore, both in response to continued strong customer demand, had a favourable impact on profit before tax as did stronger prices for manganese alloys and continuing improvements in the operating performance of Boodarie Iron (Australia).

Diamonds and Specialty Products

Diamonds and Specialty Products contributed profit before tax of US$147 million, up from US$84 million, an increase of 75.0% compared with the corresponding period.

The increase in profit before tax was mainly attributable to profits realised on the sale of a non-core royalty interest (US$37 million) and mineral rights. Higher average realised diamond prices, up 14% from the corresponding period, and increased diamond sales, up 25% from the corresponding period due to the processing of a pocket of high-grade ore, had a favourable impact on profit. Processing efficiencies achieved at Ekati (Canada) also impacted profit before tax favourably.

These factors were partially offset by lower volumes of titanium feedstock in response to weaker market conditions. The unfavourable impact of strengthening rand/US$ and Canadian$/US$ average exchange rates on operating costs also had a negative impact on profit before tax.

Energy Coal

Energy Coal contributed profit before tax of US$70 million, down from US$111 million, a decrease of 36.9% compared with the corresponding period.

The decrease in profit before tax was primarily due to the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs and the conversion of rand and A$ denominated net monetary liabilities at balance date. In addition, lower exports due to lower availability from Ingwe (South Africa), down 12% in the current half year, had an unfavourable impact on profit before tax. Increased unit costs at Ingwe, due to the production mix between mines and additional contractor costs at that operation, and inflationary pressures in South Africa, also impacted profit before tax negatively.

These factors were partially offset by stronger export prices, and cost savings at Cerrejon Coal (Colombia) due to integration synergies and business improvement programs, and increased volumes at Hunter Valley (Australia) and Cerrejon Coal.

Stainless Steel Materials

Stainless Steel Materials contributed profit before tax of US$190 million, up from US$58 million, an increase of 227.6% compared with the corresponding period.

The increase in profit before tax was driven by higher realised prices for nickel, up 49% on the corresponding period from US$3.16 per pound to US$4.72 per pound, and higher prices for ferrochrome compared to the corresponding period.

These factors were partially offset by the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs. Higher price-linked nickel ore supply costs to the QNI Yabulu refinery and higher price-linked royalty costs at Cerro Matoso (Colombia) also adversely affected profit before tax.

Group and Unallocated Items

Net corporate operating costs, excluding gains and losses from legacy A$/US$ currency hedging and other exchange impacts were US$102 million compared with US$111 million in the corresponding period.

Gains on legacy A$/US$ currency hedging were approximately US$30 million during the current half year, compared with losses of approximately US$95 million in the corresponding period.

Financial Ratios

At 31 December 2003, BHP Billiton's gearing ratio was 31.6% compared with 31.0% at 30 June 2003.

Based on earnings before interest expense and tax (EBIT), interest cover (including capitalised interest but excluding the effect of foreign exchange on debt and discounting on provisions) for the half year was 10.6 times, compared to 8.1 times for the half year ended 31 December 2002. Based on earnings before interest expense, tax and depreciation, (EBITDA), interest cover for the half year was 14.8 times compared with 12.3 times in the corresponding period.

Profit from ordinary activities before tax as a percentage of revenue was 18.5% for the half year ended 31 December 2003, compared with 18.1% for the corresponding period.

Net tangible assets per fully paid share were US$2.10 as at 31 December 2003, compared with US$1.94 at 30 June 2003.

Cash Flow

Net operating cash flow increased by 39.4% to US$1,685 million.

Expenditure on growth projects and investments amounted to US$836 million, including US$383 million on petroleum projects and US$453 million on minerals and other corporate projects. Sustaining capital expenditure was US$400 million and exploration expenditure was US$193 million, while disposals of fixed assets, sale of investments and associates, and repayments of loans by joint ventures generated US$108 million.

Net financing cash outflows were US$1,165 million (31 December 2002: US$531 million) including dividend payments of US$959 million (31 December 2002: US$830 million).

Cost Savings

In addition to targeted merger benefits of US$270 million, in April 2002 under our Strategic Framework, we set a further target for annual cost savings of US$500 million to be achieved by 30 June 2005. The target is measured by comparing current commodity based unit costs, with those of the 30 June 2001 financial year after adjusting for inflation, exchange rate movements and other one-off items. Cost savings are driven by the continuation of our Operating Excellence program (comprising the three key elements of leadership, process improvement and technology), strategic sourcing and marketing initiatives. During the current half year, we achieved savings of US$60 million. Combined with total merger benefits and cost savings of US$595 million achieved to 30 June 2003, this brings our total benefits and savings since the merger to US$655 million.

Portfolio Management

The sale of a non-core royalty interest by Diamonds and Specialty Products generated a profit of US$37 million before tax in the current half year. In December 2003, the Group announced it had entered into agreements to sell its 33.6% interest in Highland Valley Copper mine in Canada and the Robinson copper/gold mine in the US. These sales will be recognised when completed, which is expected to be in the second half of this financial year if certain conditions precedent are met.

Dividend

On 3 December 2003, a dividend of 8.0 US cents per share was paid to BHP Billiton Limited and BHP Billiton Plc shareholders, representing an increase of 14.3% on the interim dividend of 7.0 US cents per share paid in December 2002. The BHP Billiton Limited dividend was fully franked for Australian taxation purposes.

Capital Management

In October 2003, Standard & Poor's upgraded the Group's long term credit rating from A to A+. The benefit of a diversified portfolio, strong financial performance, disciplined financial policies and the successful integration of the Group's operations following the merger underpinned the upgrade.

Corporate Governance

Mr Cornelius Herkstroter retired as a Director in the December quarter and a worldwide search is underway for a replacement.

The Group completed a review of its joint external audit services and resolved that the audit could be more efficiently undertaken by a single audit firm. As a result of this review, KPMG was selected to continue as sole auditor.

During the half year, the Group announced that it would no longer report quarterly financial results. This decision brings the Group into line with its major peers and follows standard practice in the Australian and UK markets of reporting half and full year results only. BHP Billiton will release its full year results in August 2004.

Outlook

China continues to record strong domestic growth, providing the impetus for a recovery in other Asian economies. Continued expansionary monetary and fiscal policies in the other major economies have provided the basis for improving business conditions around the world. Recovery in the US has been reinforced by an upturn in investment, rising manufacturing orders and output, and robust expectations for future production, employment and exports. European countries are benefiting from an upturn in global trade, although the strength of the Euro against the US dollar is a cause for concern. Japan continues to record strong quarterly growth. Although not without risks, a synchronised global recovery is a possibility.

BHP Billiton is well placed to take advantage of both current strong demand and the continued recovery in global economies. In the short term we will continue to optimise the performance of our existing assets and, where possible, accelerate smaller scale expansions utilising existing infrastructure to service market requirements whilst maximising capital efficiency. In addition, we will bring forward larger, brownfield and greenfield, organic growth opportunities in certain commodities where we see continued demand growth, enabling us to meet the longer term needs of our customers. As a result of recent successful exploration results, we will increase funding for petroleum exploration by US$100 million in FY2004. Our strong cash flow and balance sheet leave us well placed to pursue all of these activities.

Significant Events After End of Half Year

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

BOARD OF DIRECTORS

The Directors of the Company in office during or since the end of the half year are:

Mr D R Argus - Chairman since April 1999 (on the Board of Directors since November 1996)

Mr D A Crawford - a Director since May 1994

Mr M A Chaney - a Director since May 1995

Dr D A Jenkins - a Director since March 2000

Dr J M Schubert - a Director since June 2000

Mr C W Goodyear - an Executive Director since November 2001

Dr D C Brink - a Director since June 2001

Mr C A Herkstroter - a Director since June 2001, retired 13 November 2003

Lord Renwick of Clifton - a Director since June 2001

Dr J Buchanan - a Director since February 2003

Mr M Salamon - an Executive Director since February 2003

ROUNDING OF AMOUNTS

The Company is a company of a kind referred to in Class Order No. 98/0100 dated 10 July 1998 issued by the Australian Securities and Investments Commission. Amounts in this report, unless otherwise indicated, have been rounded in accordance with that Class Order to the nearest million dollars.

Signed in accordance with a resolution of the Board.

C W Goodyear

Executive Director

Dated this 19th day of February 2004.

Interim Financial Statements

For The Half Year Ended 31 December 2003

Statement of Financial Performance

For the half year ended 31 December 2003
Notes		Half year ended 31 December 2003 US$M	Half year ended 31 December 2002 US$M
Revenue from ordinary activities
Operating revenue		9 947	7 056
Non-operating revenue		309	246
	4	10 256	7 302
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs		7 268	5 000
add
Share of net profit of joint venture and associated entities accounted for using the equity method	6	83	89
		3 071	2 391
deduct
Depreciation and amortisation		874	813
Borrowing costs		298	253
Profit from ordinary activities before income tax	4	1 899	1 325
deduct
Income tax expense attributable to ordinary activities		489	417
Net profit		1 410	908
deduct
Outside equity interests in net profit of controlled entities		18	17
Net profit attributable to members of the BHP Billiton Group		1 392	891
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax		47	39
Total direct adjustments to equity attributable to members of the BHP Billiton Group		47	39
Total changes in equity other than those resulting from transactions with owners		1 439	930
Basic earnings per share (US cents) (a)		22.4	14.4
Diluted earnings per share (US cents) (a)		22.3	14.3

(a) Basic earnings per share is calculated based on a weighted average number of shares of 6 215 million (31 December 2002: 6 201 million). Diluted earnings per share is calculated based on a weighted average number of shares of 6 233 million (31 December 2002: 6 219 million).

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share is calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's employee share ownership trusts.

The weighted average diluted number of ordinary shares is adjusted for the effect of Employee Share Plan options, Executive Share Scheme partly paid shares and Performance Rights to the extent they are dilutive at balance date.

The accompanying notes form part of these interim financial statements.

Statement of Financial Position

As at 31 December 2003
		As at 31 December 2003	As at 30 June 2003
	Notes	US$M	US$M
Current assets
Cash assets	8	812	1 552
Receivables		2 882	2 177
Other financial assets		185	143
Inventories		1 618	1 328
Other assets		197	129
Total current assets		5 694	5 329
Non-current assets
Receivables		869	897
Investments accounted for using the equity method		1 391	1 403
Other financial assets		126	148
Inventories		40	51
Property, plant and equipment		20 537	19 780
Intangible assets		444	466
Deferred tax assets		655	447
Other assets		372	354
Total non-current assets		24 434	23 546
Total assets		30 128	28 875
Current liabilities
Payables		2 634	2 362
Interest bearing liabilities		869	898
Tax liabilities		381	309
Other provisions and liabilities		680	1 100
Total current liabilities		4 564	4 669
Non-current liabilities
Payables		164	195
Interest bearing liabilities		6 329	6 426
Deferred tax liabilities		1 524	1 434
Other provisions and liabilities		3 709	3 312
Total non-current liabilities		11 726	11 367
Total liabilities		16 290	16 036
Net assets		13 838	12 839
Equity
Contributed equity - BHP Billiton Limited	7	1 833	1 785
Called up share capital - BHP Billiton Plc	7	1 752	1 752
Reserves		483	420
Retained profits		9 451	8 558
Total BHP Billiton interest		13 519	12 515
Outside equity interest		319	324
Total equity		13 838	12 839

The accompanying notes form part of these interim financial statements.

Statement of Cash Flows

For the half year ended 31 December 2003
		Half year ended 31 December 2003	Half year ended 31 December 2002
	Notes	US$M	US$M
Cash flows related to operating activities
Receipts from customers		9 794	6 928
Payments to suppliers, employees, etc.		(7 510)	(5 099)
Dividends received		127	84
Interest received		38	6
Borrowing costs		(221)	(170)
Operating cash flows before income tax		2 228	1 749
Income taxes paid		(543)	(540)
Net operating cash flows		1 685	1 209
Cash flows related to investing activities
Purchases of property, plant and equipment		(1 213)	(1 216)
Exploration expenditure		(193)	(130)
Purchases of investments and funding of joint ventures		(23)	(52)
Investing cash outflows		(1 429)	(1 398)
Proceeds from sale of property, plant and equipment		62	33
Proceeds from sale or redemption of investments		40	165
Proceeds from sale, or partial sale, of controlled entities and joint venture interests net of their cash		6	272
Net investing cash flows		(1 321)	(928)
Cash flows related to financing activities
Proceeds from ordinary share issues		55	147
Purchase of shares by ESOP trusts		(14)	-
Proceeds from interest bearing liabilities		315	2 878
Repayment of interest bearing liabilities		(557)	(2 695)
Dividends paid		(959)	(830)
Dividends paid to outside equity interests		(3)	(20)
Other		(2)	(11)
Net financing cash flows		(1 165)	(531)
Net decrease in cash and cash equivalents		(801)	(250)
Cash and cash equivalents at beginning of the half year		1 531	990
Effect of foreign currency exchange rate changes on cash and cash equivalents		24	18
Cash and cash equivalents at end of the half year	8	754	758

The accompanying notes form part of these interim financial statements.

Notes to Financial Statements

NOTE 1. BASIS OF PREPARATION OF INTERIM FINANCIAL STATEMENTS

Basis of preparation of interim financial statements

These statements are general purpose interim consolidated financial statements that have been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. These interim financial statements and reports should be read in conjunction with the annual financial statements for the year ended 30 June 2003 and any public announcements made by the BHP Billiton Group and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001 and Australian Stock Exchange Listing Rules. The notes to the interim financial statements do not include all information normally contained within the notes to an annual financial report.

These interim consolidated financial statements have been prepared on the basis of historical cost principles and, except where stated, do not take into account changing monetary values or the fair values of non-current assets.

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed Company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed Company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

  The shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both groups;

  The shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two companies effectively vote on a joint basis;

  BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;

  Dividends and capital distributions made by the two companies are equalised; and

  BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Limited or BHP Billiton Plc, any change of ownership of any existing shares or securities of BHP Billiton Limited or BHP Billiton Plc, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Limited and one share in BHP Billiton Plc were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

NOTE 1. BASIS OF PREPARATION OF INTERIM FINANCIAL STATEMENTS continued

Treatment of the DLC merger for accounting purposes

In accordance with the Australian Investments and Securities Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this interim report presents the financial results of the BHP Billiton Group as follows:

  Results for the half years ended 31 December 2003 and 31 December 2002 are for the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and

  Results are presented in US dollars unless otherwise stated.

Accounting policies

Accounting policies and standards have been consistently applied by all entities in the BHP Billiton Group in the half year ended 31 December 2003 and, with the exception of the policy for employee share awards as described below, are consistent with those applied in the full year ended 30 June 2003.

Employee Share Awards

Effective 1 July 2003, the BHP Billiton Group changed its accounting policy for employee share awards.

Under the revised accounting policy, the estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to Reserve for Employee Share Awards. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable. Where awards are satisfied by on market purchases, the cost of acquiring the shares is also carried in Reserve for Employee Share Awards, and any difference between the cost of awards and the consideration paid to purchase shares on market is transferred to retained earnings when the shares vest unconditionally in the employees. In addition, the assets and liabilities of Employee Share Ownership Plan (ESOP) trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.

In prior years, the estimated cost of share awards was initially charged to profit and recorded as a provision using the market value of shares at the grant date. Where share awards were satisfied by on market purchases, the cost was subsequently adjusted to the actual consideration for shares purchased on market. Further, shares in BHP Billiton held by the ESOP trusts were shown as other financial assets.

The effects of the accounting policy change on the interim financial statements for the half-year ended 31 December 2003 are as follows:

  As at 1 July 2003, Reserve for Employee Share Awards increased by $84 million representing the reclassification from provisions for the accrued employee entitlement on unvested share awards and decreased by $6 million representing the reclassification from other financial assets of shares held by ESOP trusts; and

  Net profit for the half year increased by $12 million representing costs no longer recognised for the excess consideration paid to purchase shares on market and the foreign currency translation of the accrued cost of unvested awards now recorded in shareholders' equity.

The cumulative financial effect up to the end of the preceding financial year on the statement of financial performance is immaterial and has not been adjusted.

NOTE 1. BASIS OF PREPARATION OF INTERIM FINANCIAL STATEMENTS continued

The accounting policy change in respect of the consideration to purchase shares on market and to include shares held by ESOP trusts in shareholders' equity better represents the nature of the transactions involved, that is, a share buy-back by the Group and a subsequent issue of shares to employees to satisfy the exercise of share awards. This also aligns the amount of expense recorded in the statement of financial performance for share awards, irrespective of whether the Group satisfies the satisfaction of awards via a new share issue or on-market purchase.

Comparative Period Reclassifications

Note 1 to the financial statements for the year ended 30 June 2003 sets out changes in accounting policies from 1 July 2002 relating to the disclosure of components of borrowing costs, interest revenue and income tax expense. The change in accounting policy in respect of employee share awards is set out above. Comparative amounts in these interim financial statements have been reclassified to disclose them on a comparable basis with the current period policy.

Impact of International Financial Reporting Standards

The Australian Financial Reporting Council (FRC) announced in July 2002 that Australia would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS), from 1 January 2005. The adoption of IFRS will be first reflected in the Group's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

The transition to IFRS could have a material impact on the Group's financial position and reported results, however it is not possible to quantify the impact at this time. The Group has established a project team to manage the convergence to IFRS.

NOTE 2. SIGNIFICANT ITEMS

Individually significant items (before outside equity interests) included within the BHP Billiton Group net profit are detailed below.
	Gross US$M	Tax US$M	Net US$M
Half year ended 31 December 2003
Introduction of tax consolidation regime in Australia (a)	-	207	207
Litigation settlement (b)	66	(18)	48
Total by category	66	189	255
Group and unallocated items	-	207	207
Petroleum	66	(18)	48
Total by Customer Sector Group	66	189	255

(a) During the current half year BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has resulted in the restatement of deferred tax balances and a tax benefit being recorded in accordance with UIG Abstract 52 'Income Tax Accounting under the Tax Consolidations System'.

 (b) In December 2003 BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf.

Half year ended 31 December 2002

Loss on sale of 6% interest in BHP Steel. Refer note 3.

NOTE 3. DISCONTINUED OPERATIONS

The Group demerged the BHP Steel business in July 2002. Amounts included as a significant item in relation to Discontinued Operations in the BHP Billiton financial statements for the half year ended 31 December 2002, relating to the sale of the remaining 6 per cent of BHP Steel shares held by the Group are detailed below.

Included in Statement of Financial Performance	Half year ended 31 December 2002 US$M

Revenue from ordinary activities before interest income	75
Expenses from ordinary activities excluding borrowing costs	(94)
(Loss)/profit from ordinary activities before net borrowing costs and income tax	(19)

Included in Statement of Cash Flows	Half year ended 31 December 2002 US$M

Net operating cash flows (excluding borrowing activities and income tax)	-
Net investing cash flows (a)	74
Net financing cash flows	-
Total cash flows provided by Discontinued Operations	74

(a) Includes US$75 million in proceeds from the sale of 6 per cent of BHP Steel and US$1 million in costs associated with the sale.

NOTE 4. SEGMENT RESULTS
	Half year ended 31 December 2003 US$M	Half year ended 31 December 2002 US$M
Segment Revenue
Petroleum	2 345	1 547
Aluminium	2 053	1 547
Base Metals	1 162	673
Carbon Steel Materials	2 097	1 647
Diamonds and Specialty Products	314	184
Energy Coal	1 144	855
Stainless Steel Materials	746	484
Group and unallocated items	755	457
Discontinued Operations	-	75
Net unallocated interest	56	54
Intersegment	(416)	(221)
BHP Billiton Group	10 256	7 302
Profit before tax (a)
Petroleum	668	660
Aluminium	301	260
Base Metals	312	62
Carbon Steel Materials	491	499
Diamonds and Specialty Products	147	84
Energy Coal	70	111
Stainless Steel Materials	190	58
Group and unallocated items	(38)	(191)
Net unallocated interest	(242)	(199)
Discontinued Operations	-	(19)
BHP Billiton Group	1 899	1 325

(a) Before outside equity interests.

NOTE 5. DIVIDENDS
	Half year ended 31 December 2003 US$M	Half year ended 31 December 2002 US$M
BHP Billiton Limited (a)
Interim dividends paid	300	261
BHP Billiton Plc
Interim dividends paid	197	173
Total dividends paid or payable	497	434

(a) The dividend for the December 2003 half year of US 8.0 cents per share, paid on 3 December 2003, was fully franked at 30% (2002 - US 7.0 cents per share fully franked at 30%). For the purposes of AASB 1034 'Financial Report Presentation and Disclosures', the Group had an adjusted franking account balance of US$515 million (A$688 million) on a tax paid basis at 31 December 2003. The current outlook is that dividends payable in the next twelve months will be fully franked.

NOTE 6. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
	Ownership interest at BHP Billiton Group reporting date (a)		Contribution to net profit
Material interests in joint venture associated entities	31 December 2003%	31 December 2002%	31 December 2003 US$M	31 December 2002 US$M
Samarco Mineracao SA	50	50	32	22
Minera Antamina SA	34	34	8	(3)
Cerrejon Coal Corporation	33	33	30	8
Highland Valley Copper	34	34	7	(3)
Minera Alumbrera Limited (b)	-	25	-	15
Other (c)			6	50
Total			83	89

(a) Ownership interest reflects the interest held at the end of the half years ended 31 December 2003 and 2002 respectively. The proportion of voting power held corresponds to ownership interest.

(b) Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited.

(c) Includes immaterial equity accounted associates and the Richards Bay Minerals joint venture owned 50% (2002: 50%).

NOTE 7. CONTRIBUTED EQUITY AND CALLED UP SHARE CAPITAL

	Half year ended 31 December 2003 US$M	Half year ended 31 December 2002 US$M
BHP Billiton Limited
Paid up contributed equity
Balance at the beginning of the half year	1 785	3 143
Exercise of Employee Share Plan options	39	58
Exercise of Performance Rights	-	5
Partly paid shares converted to fully paid	9	9
BHP Steel demerger (a)	-	(1 456)
Balance at the end of the half year	1 833	1 759
	Half year ended 31 December 2003 Shares	Half year ended 31 December 2002 Shares
BHP Billiton Limited
Movements in ordinary fully paid shares
Opening number of shares	3 747 687 775	3 724 893 687
Shares issued on exercise of Employee Share Plan options	7 696 177	14 610 650
Shares issued on exercise of Performance Rights	-	918 120
Partly paid shares converted to fully paid (b) (c)	1 035 048	1 440 833
Closing number of shares	3 756 419 000	3 741 863 290
	Half year ended 31 December 2003 US$M	Half year ended 31 December 2002 US$M
BHP Billiton Plc
Allotted, called up and fully paid share capital
Balance at the beginning of the half year	1 752	1 752
Balance at the end of the half year	1 752	1 752

	Half year ended 31 December 2003 Shares	Half year ended 31 December 2002 Shares
BHP Billiton Plc
Movements in ordinary fully paid shares
Opening number of shares	2 468 147 002	2 319 147 885
Bonus issue (a)	-	148 999 117
Closing number of shares	2 468 147 002	2 468 147 002

(a) Contributed equity decreased by US$1 456 million due to the demerger of BHP Steel in July 2002. This reflected a capital reduction of A$0.69 per share. The demerger resulted in BHP Billiton Limited shareholders being issued one BHP Steel share for every five BHP Billiton Limited shares held. BHP Billiton Plc shareholders did not receive shares in BHP Steel. Bonus shares were issued to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(b) 240 000 shares (31 December 2002: 60 000) paid to A$1.40 and 690 000 shares (31 December 2002: 1 040 000) paid to A$1.36 were converted to fully paid during the half year ended 31 December 2003. There were no partly paid shares issued during the half years ended 31 December 2003 and 31 December 2002. As a consequence of the BHP Steel demerger in July 2002, an instalment call of A$0.69 per share was made on partly paid shares which was then immediately replaced by the application of the capital reduction. During the period 1 January 2004 to 19 February 2004, nil Executive Share Scheme partly paid shares were paid up in full and 222,155 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options.

(c) The DLC merger bonus issue on 29 June 2001 was accrued for Executive Share Scheme partly paid shares issued in 1996 and 1997 and as a result the number of shares issued on conversion of partly paid shares will not necessarily be on a 1:1 basis because the conversion also attracts the issue of bonus shares.

NOTE 8. NOTES TO THE STATEMENT OF CASH FLOWS

For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments, which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.
	As at 31 December 2003 US$M	As at 30 June 2003 US$M
Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash	514	587
Short-term deposits	298	965
Total cash assets	812	1 552
Bank overdrafts	(58)	(21)
Total cash and cash equivalents	754	1 531

	Half year ended 31 December 2003 US$M	Half year ended 31 December 2002 US$M
Non-cash financing and investing activities

Employee Share Plan loan instalments (a)	2	2

(a) The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Group, by the application of dividends.

Disposal of Controlled Entities

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. Refer note 3 "Discontinued Operations" for the details of the effect of the demerger. The impact on the BHP Billiton Group's cash flows as a result of the demerger was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in proceeds from sale or partial sale, of controlled entities, joint ventures and associated entities' interests net of their cash, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in proceeds from the sale or redemption of investments.

NOTE 9. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There have been no material changes in contingent liabilities or contingent assets that existed at 30 June 2003 except for the following:

Ok Tedi Mining Limited

On 18 December 2003, the Victorian Supreme Court action in relation to Ok Tedi (Papua New Guinea) brought by Rex Dagi against BHP Billiton Limited was discontinued and on 16 January 2004 the Victorian Supreme Court approved the settlement of the Gagarimabu class action and dismissed the claim against BHP Billiton Limited. The settlement involves no further cost to the Group and the plaintiffs acknowledging that the Group has, at all times, complied with the 1996 Terms of Settlement. The Group no longer has a contingent liability in relation to Ok Tedi.

Group guarantees of borrowings of joint ventures and associated entities

Included in contingent liabilities at 30 June 2003 was a US$398 million guarantee over the senior debt of the Antamina joint venture. On 1 July 2003, this debt became non-recourse and the guarantee was terminated.

NOTE 10. SIGNIFICANT EVENTS AFTER END OF HALF YEAR

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

NOTE 11. STATEMENT OF FINANCIAL POSITION - AUSTRALIAN DOLLARS

In accordance with a relief order granted by ASIC, an Australian dollar Statement of Financial Position of the BHP Billiton Group is detailed below. A convenience translation of amounts from US dollars into Australian dollars has been made at an exchange rate of US$0.7486 = A$1 at 31 December 2003 and US$0.6667 = A$1 at 30 June 2003. These rates of exchange are based on the market foreign exchange rate sourced from Reuters at 12.00pm (AEDT/AEST) on the last day of the financial period.
	As at 31 December 2003 A$M	As at 30 June 2003 A$M
Current assets
Cash assets	1 085	2 328
Receivables	3 850	3 265
Other financial assets	247	214
Inventories	2 161	1 992
Other assets	263	193
Total current assets	7 606	7 992
Non-current assets
Receivables	1 161	1 345
Investments accounted for using the equity method	1 858	2 104
Other financial assets	168	222
Inventories	53	76
Property, plant and equipment	27 434	29 669
Intangible assets	593	699
Deferred tax assets	875	670
Other assets	497	531
Total non-current assets	32 639	35 316
Total assets	40 245	43 308
Current liabilities
Payables	3 519	3 543
Interest bearing liabilities	1 161	1 347
Tax liabilities	509	463
Other provisions and liabilities	908	1 650
Total current liabilities	6 097	7 003
Non-current liabilities
Payables	219	292
Interest bearing liabilities	8 454	9 639
Deferred tax liabilities	2 036	2 151
Other provisions and liabilities	4 955	4 968
Total non-current liabilities	15 664	17 050
Total liabilities	21 761	24 053
Net assets	18 484	19 255
Equity
Contributed equity - BHP Billiton Limited	2 449	2 677
Called up share capital - BHP Billiton Plc	2 340	2 628
Reserves	645	630
Retained profits	12 624	12 834
Total BHP Billiton interest	18 058	18 769
Outside equity interest	426	486
Total equity	18 484	19 255

Directors' Declaration

I, Charles W Goodyear being an Executive Director of BHP Billiton Limited state on behalf of the Directors and in accordance with a resolution of the Directors that, in the opinion of the Directors -

(a) the interim financial statements and notes set out on pages 10 to 23 are drawn up so as to give a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half year ended on that date;

(b) the interim financial statements have been made out in accordance with Australian Accounting Standard AASB 1029: "Interim Financial Reporting" and other mandatory professional reporting requirements; and

(c) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

C W Goodyear

Executive Director

Dated this 19th day of February 2004

Independent review report to the members of BHP Billiton Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report, set out on pages 10 to 24, is not presented in accordance with:

  the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the BHP Billiton Group (as defined in Note 1) as at 31 December 2003 and of its performance for the half-year ended on that date;
  Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and
  Other mandatory professional reporting requirements in Australia.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report - responsibility and content

The financial report comprises the Statement of Financial Position, Statement of Financial Performance, Statement of Cash Flows, accompanying notes to the financial statements and the Directors' Declaration for the BHP Billiton Group for the half year ended 31 December 2003.

The preparation of the financial report for the half-year ended 31 December 2003 in accordance with the Corporations Act 2001 is the responsibility of the directors of BHP Billiton Limited. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

The auditor's role and work

We conducted an independent review of the financial report in order for, and only for, the Company to lodge the financial report with the Australian Securities & Investments Commission. Our review has been undertaken so that we might state to the members of the Company those matters we are required to state to them in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the members of the Company for our review work, for this report, or for the conclusions we have reached. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the interim financial report does not present fairly a view in accordance with the Corporations Act 2001 in Australia, Australian Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to inquiries of company personnel and analytical procedures applied to financial data. While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion. A review cannot guarantee that all material misstatements have been detected.

Independent review report to the members of BHP Billiton Limited continued

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

KPMG

William J. Stevens Melbourne

Partner 19 February 2004

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 19 February 2004